KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

NOTES TO FINANCIAL STATEMENTS

1.   BUSINESS

Kovack Securities, Inc. (KSI) the Company was incorporated in the State of Florida on April 23, 1997, and is a registered securities broker-dealer with the SEC, FINRA and SIPC.   The Company's corporate office is located in Fort Lauderdale, Florida.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets or the term of lease if shorter using the straight-line method.

Commissions - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses.   Estimates are based on subjective, as well as, objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements. Actual results could differ from the estimated amounts.

Fair value of financial instruments - The fair value of the Company's financial instruments, such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their carrying value because of the short maturity of the instruments.

Income taxes - The Company has elected, by consent of its stockholder, to be taxed as an S Corporation under the provisions of Section 1361 of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income tax on its taxable income. Instead, the stockholder is liable for federal income taxes on its respective share of the Company's taxable income. Therefore, only state income taxes have been included in the accompanying financial statements. Generally accepted accounting principles ("GAAP") prescribes a threshold and measurement attribute for financial statement recognition of a tax position that an entity takes or expects to take in a tax return. An entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. This pronouncement is applicable to pass-though entities, such as S Corporations, which are potentially subject to income taxes.